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                                                                     EXHIBIT (I)

1. Global is a corporation duly organized, validly existing and in good standing under te Laws of the State of Delaware. Global possesses the full corporate power and authority to own its Assets, conduct its business as and where presently conducted.

2. Global possesses the full corporate power and authority to enter and perform the Acquisition Agreements (to the extent it is a party thereto) in accordance with their respective terms, and the Acquisition Agreements (to the extent it is a party thereto) have been duly authorized and approved by all necessary corporate action.

3. The Acquisition Agreements have been duly and validly executed and delivered by Global and constitute valid and legally binding obligations of the Global, enforceable against it in accordance with their respective terms.